FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    February 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

February 7, 2008	By: Cecil Bond Cecil Bond Chief Financial Officer

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1.0      SUMMARY

The Caspiche gold-copper property (“Caspiche”) is located 120 kilometres southeast of the city of Copiapó in northern Chile, South America. It is situated at the southern end of the Maricunga Belt between the operating Refugio Gold Mine 15 kilometres to the north and Cerro Casale a large undeveloped gold-copper project 12 kilometres to the south-southeast.

Caspiche is owned by Minera Anglo American Chile Limitada (“Anglo”) and its affiliate Empresa Minera Mantos Blancos S.A. (“EMABLOS”). Currently Exeter Resource Corporation (“Exeter”) holds an Option and Royalties Agreement (“ORA”) with Anglo covering the 1,274 hectares, which constitutes the Caspiche property.

The Maricunga belt, which is host to the Caspiche mineralisation, is a metallogenic province of Miocene age that contains numerous gold silver and copper deposits of porphyry deposits. Erosion of Miocene volcanoes has exposed subvolcanic porphyry volcanic stocks, many of which are hydrothermally altered (Muntean 2001).

The high-sulphidation epithermal deposits, mostly hosted by volcanic rocks, include large-tonnage low grade deposits and bonanza- type veins (e.g., La Pepa). The porphyry gold-(copper) deposits (e.g., Refugio, Aldebarán, La Pepa, Marte, and Lobo) are associated with quartz veinlets hosted mainly by subvolcanic porphyry intrusions. Since 1980, an aggregate geologic resource of approximately more than 40 million ounces of gold has been discovered in the Maricunga belt.

Historic exploration at Caspiche mainly targeted the Caspiche Central sector of the property and followed a porphyry style exploration model. This work was conducted by Anglo from 1986 to 1990 and by Minera Newcrest Chile Limitada (“Newcrest”) from 1996 to 1998. It included an airborne magnetometer survey, limited ground geophysics, limited soil geochemistry, mapping, rock chip sampling and drilling. Within the property boundary the drilling was limited to the Caspiche Central and Caspiche III sectors. At Caspiche Central a total of 32 holes were drilled by Anglo and Newcrest. The drill logs, drill sections and assay sheets for these holes were reviewed for this report.

At Caspiche III (also referred to as “Caspiche Epithermal”) Newcrest drilled 20 holes. At the time this drilling was conducted, the Caspiche III area did not form part of the Newcrest joint venture with Anglo. Consequently the exploration data from these holes was never reported to Anglo. Exeter approached Newcrest with the objective of acquiring this missing drill data. The Newcrest response was that they no longer retained copies of this data in their files. A copy was then obtained from a previous employee of Newcrest and authorisation for Exeter to use this data was subsequently obtained from Newcrest Limited Americas head office in Denver, USA.

The geology of Caspiche consists of two sequences of Tertiary age volcanics and sediments resting disconformably on Jurassic to Cretaceous age volcanics and sediments. Intermediate to felsic porphyries of Eocene to Oligocene age have intruded these volcaniclastic sequences in the central portion of the property.

The mineralised Miocene quartz diorite porphyry at Caspiche Central intrudes flat lying rhyolite, rhyodacite and andesitic clastic and coherent volcanics. Alteration ranges from potassic silica

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alteration in the central core porphyry areas through to argillic alteration and residual silica in the volcanic hosted high sulphidation mineralisation.

The drill logs from the Caspiche Central sector of the property contain descriptions of alteration and mineralisation that are characteristic of a porphyry style system. The author cannot independently verify these descriptions as the drill cuttings of the previous companies drill holes are no longer available for viewing. The geologists doing the work at the time may not have been Qualified Persons under the NI 43-101 definitions; however there is no reason to believe these observations were not correct. Gold and copper values are associated with a quartz-sulfide stockwork hosted by potassic altered microdiorite porphyry, which is consistent with disseminated porphyry style of mineralisation. CSDH_013 is the only Exeter drillhole into the Caspiche Central system and was completed in March 2007.

The author viewed alteration textures and mineral assemblages characteristic of epithermal high sulphidation style systems at Caspiche III. These included massive silica and residual silica altered rocks that form residual topographic highs. Surrounding these were argillic altered rocks that weather recessively to form slopes and topographic lows that are mantled by unconsolidated Quaternary deposits.

Surface rock chip geochemistry from Caspiche III shows elevated values for elements typically associated with a high sulphidation style of mineralisation. These include Au, Ag, Hg and Ba. Selective sampling of surface exposures returned values of up to 6.58 ppm Au, 242 ppm Ag and 27.5 ppm Hg. Drilling by Newcrest at Caspiche III reported drill intercepts using 2-metre sample intervals with those values presented in Table 5 however the full Newcrest Caspiche III dataset was not available in hardcopy format. A digital version of the final data from the 1998 program was provided to Exeter by a third party and subsequently this missing dataset was submitted to Newcrest who then consented to our use of this data. At report date this Caspiche III drilling dataset is considered non- verifiable by the author because no quality control data or description was included within it.

Both Anglo and Newcrest drilled the porphyry mineralisation at Caspiche Central. Au porphyry bodies generally are associated with quartz diorite porphyries throughout the Maricunga belt. Limited supergene enrichment has occurred. Limited depth drilling and set depth drilling was undertaken. CSDH_013 was drilled into the covered portion of the porphyry at the probable northern edge of the intrusive body. A detailed description of the drill planning and execution follows in section 12.1.

The exploration concept is that block faulting has down-dropped high sulphidation style mineralisation across a series of WNW trending fault zones. This is postulated to have resulted in their preservation beneath post-mineral-age volcanic and Quaternary cover. The exploration target zones that were drilled during the summer of 2006 – 2007 lie on strike to the WNW of strongly anomalous Au-Ag-Hg mineralisation exposed on surface and intercepted in drill holes at Caspiche III. The target zones were coincident with both airborne magnetic low anomalies and high resistivity Induced Polarisation (“IP”) anomalies; both of which are consistent with alteration associated with high sulphidation systems.

During the 2005–06 field season an Exeter geologist mapped the entire property and collected geochemical and PIMA samples. Multispectral PIMA sampling allows determination of alteration mineral assemblages which can be a vector to the core of a mineralised system. These samples were

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intended to confirm reported anomalous geochemical values and to advance the geologic understanding of the nature of the mineralisation. This new information was combined along with the compilation and reinterpretation of all available historic data to form a new exploration model for the property. Based upon this model new and untested epithermal high sulphidation exploration targets were identified.

In the 2006 – 2007 season a program of geophysical and drilling was carried out with expenditure over $ 800,000 Canadian dollars.

With the exception of the construction of some 23 kilometres by Anglo and Newcrest and 4.59 kilometres by Exeter of access roads there is no other development on the property and no production has ever occurred. A camp was constructed by Anglo American which at report date was abandoned and non habitable.

Based upon field observations and review of all available data the author has made the following conclusions:

1.	Block faulting and erosion at Caspiche has resulted in exposure of a range of levels within a large hydrothermal system.

2.

This hydrothermal system contains a continuum between porphyry style alteration and Au-Cu mineralisation at lower levels and high sulphidation styles of zoned alteration with Au, Ag +/- Cu mineralisation at higher levels.

3.

A large WNW trending structure crosses the central portion of the property between Caspiche Central and Filo Central. The structure is believed to be a normal fault with dip-slip component down to the north. The preservation of the post-mineral Yeguas Heladas Fm. on the northern side of the structure supports this interpretation.

4.

The Caspiche Central sector of the property exhibits evidence for the superimposition of high sulphidation style alteration over a porphyry system. This is a characteristic feature observed at several hydrothermal systems throughout the Maricunga District. (Sillitoe, 1991). Porphyry systems may be highlighted

5.

Alteration textures and mineral assemblages at Caspiche III along with the anomalous Au, Ag and Hg geochemistry are characteristic of the upper portions of a high sulphidation system. The limited presence of grey silica may indicate the upper-most reaches of the liquid-rich, second phase that is often associated with the mineralizing event in such systems. (Corbett, 2004)

6.

Airborne magnetic-low anomalies along the northern side of the large WNW structure at Caspiche III may represent magnetite-destructive hydrothermal alteration. This would be consistent with high sulphidation style alteration.

7.	Limited IP resistivity and more recent CSMAT data suggest zones of high resistivity beneath Filo Central.

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Collectively these conclusions supported the speculative potential for the discovery of high sulphidation style Au-Ag mineralization on strike with Caspiche III along the northern side of the large WNW structure where they are buried by post-mineral volcanic cover and Quaternary deposits. It is the author’s conclusion that the direct and indirect evidence is sufficient to recommend that additional exploration activity should be conducted on the Caspiche property.

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2.0      INTRODUCTION

Exeter, a Canadian company based in Vancouver, British Columbia requested the author to prepare a report detailing the current status of exploration activities at Caspiche located in Region III, Chile. This “Technical Report” as defined by National Instrument (“NI”) 43-101 Standards of Disclosure for Mineral Projects conforms with the requirements of Form 43-101F1.

2.1	Purpose of Technical Report

Exeter has recently entered into an option agreement on Caspiche Project, located in the Maricunga Belt, Chile. The purpose of this report is to comply with disclosure and reporting requirements of NI 43-101, Companion Policy 43-101CP and Form 43-101F1.

2.2	Sources Of Information

The data used in the preparation of this Technical Report comes from five basic sources:

1. Published papers in the Journal of Economic Geology.

2. Unpublished internal company reports.

a. Anglo during the period from 1986 to 1990.

b. Newcrest between the years 1996 to 1998.

3. Oral statements and written documents from Pablo Mir, a lawyer acting as an agent for Exeter.

4. Written documents from Mario O Cantin Almonacid, the Jefe Propiedad Minera (Head of the Lands Department) for Anglo.

5. Material generated by the authors of this report.

2.3	Scope of the Authors’ Inspections of the Property

This report was principally prepared by Jason Beckton, MAIG – ex-Exeter Exploration Manager – Chile. The author spent a total of 40 days on the property which took place from 9th September 2006 to 31st of March 2007 in various trips. The scope of the personal inspections consisted of reviewing previous mapping efforts including sampling, supervising geophysical programs, and the laying out and supervision of both drill programs with the assistance of Exeter personnel. The author of this report was Exeter’s Exploration Manager for Chile from August 2006 to August 2007 and during this period managed all exploration activities on-site. The author is no longer an employee of Exeter.

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The review of metallurgical testwork described in Section 16 was prepared by Jerry Perkins FAusIMM, at the time of Exeter’s testwork and currently, Vice President – Development and Operations for Exeter. Mr Perkins has spent one day on the Caspiche property and also selected and supervised the laboratory carrying out the Exeter scoped testwork.

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3.0	RELIANCE ON OTHER EXPERTS

It is not within the scope of this report to independently verify the legal status or ownership of the mineral properties or the underlying option agreements and transfers of title. The legal status of the Caspiche property was provided by Mario O Cantin Almonacid, the Jefe Propiedad Minera (Head of the Lands Department) for Anglo American Chile. This information was confirmed by Sr. Pablo Mir a Chilean lawyer, who works as an agent for Exeter and is associated with the law firm of Bofill & Mir located in Santiago, Chile. The information provided by these two sources concerning the status of the Caspiche land tenure is identical. The author has no reason to believe that information relating to ownership of claims, option agreements, permitting requirements and environmental liabilities are different from that which has been presented. Geological consulting was also completed by Dean Williams in 2005 and 2006. Dean has significant experience of the geology of porphyry and high sulphidation mineralisation of the Chilean Cordillera.

In the preparation of this report the author has relied on data obtained through a review of public and private documents, and on the work undertaken by many geologists employed by companies that have performed work on various sectors of the property. The writer knows of no reason for doubting the accuracy of their work or of their conclusions. All sources of information used in the report are referenced in Section 21.0.

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4.0	PROPERTY DESCRIPTION AND LOCATION

The Caspiche tenements encompass a contiguous 1,274 hectare area. The tenement “Caspiche 1-10”, located on level ground was previously selected as a potential camp site or for future mining infrastructure. The geographic centre of the property is located at approximately 27° 41´ south latitude and 69° 18´ west longitude. The coordinates in the Peruvian coordinate system (UTM Zone 19), in the datum PSAD, are 471,000 m east and 6,937,000m north.

The Caspiche property consists of 7 exploration concessions owned by either Anglo or its affiliate EMABLOS. Of the seven concessions two have been elevated to the status of exploitation concessions and the remaining five are currently under application for exploitation status (pers. comm.: Mario O Cantin Almonacid, Jefe Propiedad Minera, Anglo). The concessions are listed in Table 1 and displayed on Figure 1.

Table 1	Listing of the concessions that form the Caspiche property.

Concession Name	Hectares	Claim Holder	Concession Type

Caspiche 1-10	100	Anglo	Exploitation
Vega de Caspiche 1-20	81	Anglo	Exploitation
Caspiche II 1 al 32	312	Anglo	Exploitation
Caspiche III 1 al 10	100	Anglo	Exploitation
Caspiche IV 1 al 30	75	EMABLOS	Exploitation in Application
Caspiche IV 11 al 16	4.25	EMABLOS	Exploitation in Application
Caspiche V 1 al 20	186	EMABLOS	Exploitation in Application
Caspiche VI 1 al 30	245	EMABLOS	Exploitation in Application
Caspiche VII 1 al 20	171	EMABLOS	Exploitation in Application
	1274.25

The following brief description of the Chilean mining code was provided by Sr. Pablo Mir.

In accordance with Chilean mining legislation, there are two types of mining concessions in Chile; exploration concessions and exploitation concessions. The principal characteristics of each are the following:

Exploration Concessions: the titleholder of an exploration concession has the right to carry out all types of mining exploration activities within the area of the concession. Exploration concessions can overlap or be granted over the same area of land, however, the rights granted by an exploration concession can only be exercised by the titleholder with the earliest dated exploration concession over a particular area as indicated by their ROL number.

For each exploration concession the titleholder must pay an annual fee of approximately US$1.10 per hectare to the Chilean Treasury and exploration concessions have a duration of two years. At the end of this period, they may (i) be renewed as a exploration concession for two further years in which case at least 50% of the surface area must be renounced, or (ii) be converted, totally or partially, into exploitation concessions.

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A titleholder with the earliest dated exploration concession has a preferential right to an exploitation concession in the area covered by the exploration concession, over any third parties with a later dated exploration concession for that area or without an exploration concession at all and must oppose any applications made by third parties for exploitation concessions within the area for the exploration concession to remain valid.

Exploitation Concessions: The titleholder of an exploitation concession is granted the right to explore and exploit the minerals located within the area of the concession and to take ownership of the minerals that are extracted. Exploitation concessions can overlap or be granted over the same area of land, however, the rights granted by an exploitation concession can only be exercised by the titleholder with the earliest dated exploitation concession over a particular area.

Exploitation Concessions are of indefinite duration and an annual fee is payable to the Chilean Treasury in relation to each exploitation concession of approximately US$5.80 per hectare.

Where a titleholder of an exploration concession has applied to convert the exploration concession into an exploitation concession, the application for the exploitation concession and the exploitation concession itself is back dated to the date of the exploration concession.

A titleholder to an exploitation concession must apply to annul or cancel any exploitation concessions which overlap with the area covered by its exploitation concession within a certain time period in order for the exploitation concession to remain valid.

The references made in this document to mining exploitation or exploration concessions being in the process of being constituted refer to applications for mining exploitation or exploration concessions that have been presented before the competent courts, being those authorities entrusted with granting mining concessions, but in respect of which a final decision granting the mining concession has not yet been reached. In accordance with Chilean law, from the date that an application for a mining concession is made to the court, the applicant has the right to transfer or grant an option to purchase the mining concession in the process of being constituted and the court has no discretion to refuse the final grant of the concession.

On October 11, 2005 Exeter entered into an Option and Royalty Agreement (ORA) with Anglo and EMABLOS. The ORA states it is subject to Chilean Law and any dispute resulting from the agreement will be resolved by arbitration by the Centro de Arbitrajes de la Camara de Comercio de Santiago A.G.

The agreement covers a suite of seven projects, of which the Caspiche Project is one. According to the terms of the ORA Exeter will gain an option to acquire a 100% interest in the property by spending $250,000, including 1,500 metres of reverse circulation (“RC”) percussion drilling, which was completed before 31st January 2007. There is a requirement to meet an escalating schedule of expenditures and drilling obligations as delineated in Table 2. Upon vesting and commencement of commercial activities Anglo participation in the property will be reduced to a 3% Net Smelter Return (“NSR”) that is not subject to a buy out clause. As of the date of this report Exeter has met requirements to the end of year 2 of the agreement.

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Year	Minimum Expenditures	Minimum Drilling Metres
1	$250,000	1,500
2	$300,000	2,000
3	$400,000	3,000
4	$600,000	4,000
5	$1,000,000	5,000
Totals	$2,550,000	15,500

Concessions are defined by UTM coordinates representing the centre-point of the concession and dimensions (in metres) in north-south and east-west directions. At the point a concession passes from exploration to exploitation the state requires it be surveyed by a licensed land surveyor and the corners of the property are physically marked in the field.

Identified zones of mineralisation at Caspiche are described under Section 9.0.

Progress reports by both Anglo and Newcrest mention internal mineral resource estimations. These activities pre-dated the standards established by NI 43-101 and therefore cannot be used to generate NI 43-101 compliant values.

The property has no past production and therefore no associated mining infrastructure exists. Approximately 23 kilometres of dirt roads and tracks were constructed in the past to provide access and establish drill pads. A substantial camp was also constructed but is now in a poor state of repair. The property contains two streams and a small lake.

The ORA in effect between Exeter and Anglo and its affiliate EMABLOS stipulates that if Exeter successfully completes the terms of the agreement and places the property into production, then Anglo will receive a 3% NSR or a minimum annual payment of US $250,000, whichever is the larger amount, except for those months where the gold price drops below US$ 325 per ounce. There is no buy-out clause covering the NSR. If after ten years Exeter has not placed the property into commercial production then Anglo has the option to buy back the property from Exeter for the incurred historical expenditures.

No pending environmental liabilities are known to exist. In 1997 Newcrest contracted SRK Sudamérica S.A. to make an environmental impact study for the Caspiche project. As part of the study queries were made before the Comisión Nacional del Medio Ambiente (CONAMA). The response of the commission at the time was that the project was pre-existing to the newly implemented environmental regulations and was therefore exempt from them. The Newcrest’s conclusion was that

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they only needed to inform their activities to the Dirección Regional del CONAMA. This information is sourced from the Newcrest 1998 internal company report, which the author has reviewed including the photocopy of the letter mentioned above.

The geophysical surveys described in the recommendations of this report (Section 20.0) fall under the heading of prospecting in the Chilean mining and environmental codes and do not require permitting before they are conducted (pers. comm. Sr. Pablo Mir). As of the date of this report Exeter had commissioned an environmentalal consultancy firm to file a Declaración de Impacto Ambiental (“DIA” – Environmental Impact Declaration) in order to undertake the drilling as described in Section 0.0.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Access

Caspiche is accessible by road from the city of Copiapó, the capital of the Province of Copiapó located in Region III of northern Chile (refer to Figures 2 and 3). The principle route departs Copiapó south by paved highway through the town of Tierra Amarillo. At 22 kilometres from Copiapó a left turn-off is taken to the east on a mixed sealed/gravel road, which follows the Quebrada (“gully”) Carrizalillo for 98 kilometres towards the La Guardia community. At this point the road divides, and the route to the project follows the northern fork for 46 kilometres through the El Gato Creek. At the 46 kilometre mark a sign advises “Proyecto Caspiche 17 km” further to the east. The total distance by road is approximately 185km.

5.2	Climate

The climate is typical for these elevations in the central Andean Cordillera: windy, cold at night with limited precipitation, usually in the form of snow. Exploration field seasons generally run from late October through mid May. The operating mines, such as the nearby Refugio Gold Mine, are operated year-round at elevations of 4,200 to 4,500 m.

5.3	Local Resources and Infrastructure

The property is located 120 kilometres southeast of the city of Copiapó. All transport is by private vehicle. The operating Refugio mine, located 15 kilometre north of Caspiche, transports their employees from Copiapó by bus or company owned trucks and vans. A number of daily scheduled jet air services fly between Copiapó and Santiago.

Plentiful local semi-skilled and skilled labour is available to comparable mineral projects in the Maricunga region and the Chile itself supplies high quality mining professionals. Power for the existing projects in the Maricunga region is normally sourced from near Copiapó and carried to the mines by private power lines owned by the operating companies. At Caspiche itself, two areas of relatively level ground are already under Anglo mineral concessions and the process for obtaining permits for easements and water rights is straightforward in Chile.

Should the project advance to the point of a scoping study, the generalities referred to in the previous paragraph would need to be confirmed by detailed studies. Studies are also required to assess the water rights in the region.

5.4	Physiography

Topography within the property consists of broad open areas of gentle relief with two ridges with limited cliff zones of exposed bedrock. The elevations within the property range from 4,200 and 4,700

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metres above mean sea level. Vegetation is limited to grasses and small thorny bushes and small marsh at the junction of creeks. Refer to Plates 1 and 2.

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6.0	HISTORY

In brief, the southwest quadrant of the property was first staked in 1986 by Anglo (CASPICHE II 1/32 refer to Table 1 and Figure 1) as part of a generative programme covering the entire Maricunga Belt. Newcrest held the project through an option agreement with Anglo from 1996 to 1998, during which time they discovered the Caspiche III mineralisation, and staked an additional 2,561 hectares to cover it. At least part of this new ground was not subject to reporting under their agreement with Anglo. Following the decision of the Newcrest group to abandon worldwide exploration in 1998 the company withdrew from exploration on all of their ground in Chile, which included Caspiche. The ground held by Newcrest lapsed and became open. Anglo subsequently staked portions of this ground to form the current Caspiche property.

Commencing in 1986 Anglo conducted three field campaigns at Caspiche. Total exploration expenditures on the property are unknown. A total of 842 rock chip samples were collected, and of these 80 returned values greater than 1 gram per ton (“g/t”) gold (“Au”). The highest reported value was 5.45 g/t. At Caspiche Central 431 soil samples were collected on an 80 by 40 metre grid (refer to Figure 4). Both the rock chip and soil samples demonstrated that the Caspiche Central sector of the property was strongly anomalous in Au, silver (“Ag”), copper (“Cu”) and arsenic (“As”) over a 650 metre by 300 metre area.

During the 1988 field season Anglo drilled 12 short (approximately 50 metre deep) air core holes for an aggregate of 580 metres (refer to Figure 5). The results are summarised in Table 3. The drilling produced gold values between 0.1 and 6.5 ppm Au and silver values of between 1 to 40 ppm Ag.

Table 3	Anglo Reported Values for 1988 Drilling

Hole No.	Average Au (g/T)	Average Ag (g/T)	Intercept length (m)
SHC-1	0.05	0.7	48
SHC-2	0.27	4.3	48
SHC-3	0.13	1.8	48
SHC-4	1.10	4.3	32
SHC-5	1.03	6.1	48
SHC-6	0.32	4.2	48
SHC-7	0.48	10.8	48
SHC-8	0.29	16.8	48
SHC-9	0.09	2.1	48
SHC-10	0.73	1.0	48
SHC-11	0.28	0.7	48
SHC-12	0.32	12.3	46

During the 1990 season, Anglo drilled six RC percussion holes of 150 to 200 metres each for a combined total of 950 metres. Table 4 is reproduced from the Anglo 1990 report and lists the best gold intercepts for the program. It was also reported that SPC-05 contained an overall intercept of 148 metres grading 0.49 ppm Au.

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Table 4             Reported Values for Anglo 1990 Drilling

HOLE	TOTAL DEPTH (metres)	BEST GOLD INTERCEPT
		Metres	g/T Au
SPC-01	150	10	0.70
SPC-02	150	10	1.09
SPC-03	150	-	-
SPC-04	150	14	0.56
SPC-05	200	34	0.63
SPC-06	150	8	1.20

In 1990 Anglo estimated a geologic inventory for Caspiche Central of 6.3 million metric tonnes averaging 0.45 ppm Au using a 0.1 ppm Au cut-off and a specific gravity of 2.3 gram/cm3. This estimate does not comply with the current CIM Mineral Resource and Mineral Reserve Definitions and should not be relied on, but is included as a historical reference only.

Newcrest signed a purchase option agreement in June 1996 with Anglo for the 312 hectare CASPICHE II 1/32 mineral tenement that encompassed the Caspiche Central prospect. During the 1996-97 and 1997-98 field season Newcrest reported exploration expenditures on the property of US$ 587,000 in various work programs and an additional US$ 360,000 in land payments and holding costs. Upon commencement of work on the property Newcrest increased its land position by staking an additional 2,561 hectares of open ground surrounding the Anglo property. During their first field season of 1996-97 Newcrest conducted geologic mapping, rock geochemistry, a 275 line-kilometre helicopter-borne aeromagnetic survey, 19.4 lineal kilometre IP/Resistivity ground geophysical survey and drilled 3,000 metres in 14 RC percussion holes (Refer to Figures 6 and 7). Twelve holes were drilled at Caspiche Central to follow-up on disseminated mineralisation discovered by Anglo and the additional testing of newly defined geophysical targets. Two holes were drilled at Caspiche III to follow-up on anomalous Au and Hg surface geochemistry, indicating a potential epithermal-style target. Table 5 lists the best drill intercepts from the drill program.

Two drill sections were constructed from the combined drill data at Caspiche Central. Line A-A’ is orientated WNW-ESE and looks to the NNE (refer to Figure 8). On this section, drill holes CDH-03 and CDH-2b intersect an upper zone containing higher Au:Cu ratios that corresponds to a zone of oxidation described in the drill logs. There is also an indication of the development of a weak Cu enrichment zone at the base of the oxide zone. Line B-B’ is orientated NNE-SSW and looks WNW and crosses section Line A-A’ at hole CDH-2b (refer to Figure 7).

During the 1997-98 field season, Newcrest conducted a soil geochemistry orientation survey including Mobile Metal Ion (MMI), Enzyme Leach and ICP analyses. A series of advanced geologic investigations were also performed including oxygen isotope, fluid inclusion studies, thin-section petrography and K/Ar geochronology.

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pole-dipole configuration. A total of 8.0 kilometres of the survey were located within the Caspiche property as shown on Figure 7. The survey was exploratory in nature with wide-spaced lines at various orientations.

Geophysical Line #1 transects the property crossing through Caspiche Central. The chargeability section clearly shows the “Caspiche porphyry”, the low-grade Au-Cu mineralized microdiorite porphyry, cut by drill hole CDH-03 (refer to Figure 8). The potential silica cap of the porphyry, which outcrops at Caspiche Central is well defined in the resistivity pseudo-section as shown in Figure 9. The northern limit of this resistivity anomaly is located beneath Filo Central. The Caspiche III sector of the property is crossed by Line #4 whose pseudo-sections are shown in Figure 10. The northern end of this line terminates in a high resistivity anomaly beneath Filo Central.

In addition to the 1990 Anglo estimate of 6.3 million metric tons averaging 0.45 ppm Au, Newcrest mentioned in their 1997 report an exploration potential of 15 to 20 million tonnes (“Mt”) of 0.64 ppm Au oxide and 35 to 50 Mt 0.65 ppm Au and 0.30% Cu sulphide material.

These historical estimates do not comply with the current CIM Mineral Resource and Mineral Reserve Definitions, and therefore should not be relied on, and are included here only as an historical reference.

Refer to Appendices I and III for a listing of the Anglo and Newcrest, respectively, rock chip, soil sampling and MMI locations and results.

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7.0	GEOLOGICAL SETTING

7.1	Regional Geology

The Maricunga Metallogenetic belt is located south of the Eocene-Oligocene Porphyry Copper Belt of northern Chile, west of the Bajo de la Alumbrera Cu-Au porphyry in Argentina, and north of the El Indio – Pascua-Lama-Veladero Au-Cu belt (refer to Figure 11). Exploration activity in the district between 1980 and 2000 has identified an aggregated geologic resource of approximately 40 million ounces of gold (Muntean, Einaudi, 2001).

The Maricunga Belt is composed of a series of north-south trending chains of andesite to dacite volcanoes. These are Oligocene to late Miocene in age and form part of the continental margin volcanic-plutonic arc. These volcanic rocks are generally restricted to north-south trending grabens with Paleozoic-Triassic basement rocks exposed in intervening horst blocks (refer to Figure 12). The volcanism occurred in four events grouped into two main episodes. The first two events occurred prior to the beginning of the flat slab tectonic regime. The initial event began in late Oligocene and lasted until early Miocene (26 – 20 Ma). The second occurred during the middle Miocene (16 – 11 Ma). These events resulted in the creation of numerous stratovolcanic complexes and dome fields over the length of the belt. The third and fourth episodes of dacitic volcanism occurred in the late Miocene (11 – 7 Ma) and late Miocene to early Pliocene (7 – 5 Ma), respectfully, and included the formation of Volcán Copiapó and Volcán Jotabeche.

There are three main structural trends affecting the Maricunga belt. The most predominate of these are the north-south to north-northeast trending high-angle reverse faults that bound basement rocks. These form a series of horsts and graben blocks with the Tertiary volcanic rocks, which host the economic mineralisation, confined to the graben structures. It is believed the reverse faulting coincided with the east-west compression tectonic regime associated with the onset of the flattening of the subduction zone during the early Miocene (20 – 17 Ma). Folding with north-south axial planes is likely to have occurred at the same time.

The second and most important structural orientation in terms of associated economic mineralisation are the west-northwest to north-northwest trending structures. These manifest as normal trans-tensional faults, dykes, veins and linear alteration zones. They are in evidence at many of the altered and mineralised zones hosted by late Oligocene to early Miocene volcanic centres.

The Maricunga Belt hosts numerous and large alteration zones that are the result of hydrothermal alteration and the oxidation of sulfides in the surface environment. Several of these zones host economic concentrations of metals. The Au-Ag-Cu mineralisation in the Maricunga belt is penecontemporaneous with the first episode of volcanism prior to the beginning of the flat-slab tectonic regime. These hydrothermal systems form a continuum between porphyry Au-Cu style mineralisation and high sulphidation epithermal Au-Ag mineralisation. Examples of the porphyry end-member deposits are Refugio, Aldebaran (Cerro Casale), Marte and Lobo. High sulphidation end member examples include La Coipa and La Pepa. Several of the deposits exhibit a strong northwest-southeast structural control to the mineralisation. Another characteristic of some deposits in the belt is the superimposition of characteristic porphyry and epithermal alteration textures and alteration mineral assemblages.

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7.2	Local & Property Geology

Local geology consists of three sequences of volcanic and sedimentary rocks separated by dis-conformities. These are informally divided into the pre-mineral Caspiche Formation of Jurassic to Cretaceous age; the pre to syn-mineral Rio Nevado Formation of Oligocene to Lower Miocene age; and the post-mineral Yeguas Heladas Formation of Middle to Upper Miocene age (refer to Figure 13). Unconsolidated Quaternary deposits cover a large portion of the bedrock geology within the property.

The Caspiche Formation is exposed at the western margin of the property. It is composed of columnar jointed andesite lava flows. Approximately one kilometre west of the property boundary the lavas are viewed overlying a sedimentary sequence of rocks. These range from volcaniclastic siltstones to sedimentary breccias.

The Rio Nevado Formation consists of undifferentiated felsic pyroclastic rocks. The sequence contains multiple volcanic events forming a volcanic pile that is a minimum of several hundred metres thick. At Caspiche III, at the eastern margin of the property, the formation is crudely stratified with shallow westwardly dipping horizons several metres thick. The rocks range from fine tuffs to pyroclastic breccias. Locally, thinly laminated siltstones separate the pyroclastic horizons. On the northern flank of Caspiche Central the formation contains a pumice rich pyroclastic that is locally welded. South of Caspiche Central the unit contains bifurcating tubes believed to represent molds of plant roots. The upper portion of the formation is composed of felsic, flow-banded, and auto-brecciated lava. These lavas are included in the Rio Nevado Formation because at several locations they are argillically altered.

The Yeguas Heladas Formation consists of a series of stratified volcanic rocks that post date alteration and mineralisation. They consist of a lower conglomerate unit, an unwelded pyroclastic unit containing residual silica, and massive silica altered clasts of the Rio Nevado Formation. The youngest unit in the formation within the property is a glassy, porphyritic, flow-banded and auto-brecciated felsic lava.

Intrusive rocks at Caspiche are limited to a series of small stocks of felsic porphyry located at Caspiche Central and extending south. Locally these exhibit chilled margins and flow banding. Drilling by Anglo and Newcrest indicated that several additional porphyry rocks are present at depth beneath Caspiche Central. Two of these rocks were aged dated by Newcrest in 1998 as described above in Section 6.0.

Unconsolidated Quaternary deposits cover over 98% of the Caspiche project area. Figure 14 shows the distribution of debris flows, glacial moraines, colluvium, alluvium and vegas (local term for a dense grassy mat on valley floors, which are common in the Andes). Newcrest drill logs indicated the Quaternary cover ranged between 2 to over 80 metres thick.

Mapping of bedrock exposures indicates the main structural orientations at Caspiche are northwest, east-northeast, and roughly north-south. These same orientations are reflected in lineaments observed in the Landsat satellite imagery and in the interpretation of disruptions and domain boundaries in the airborne magnetics. Lineaments from the two interpretations are coincident with major faults zones

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postulated by Newcrest. One of these is a west-northwest trending structure located between Caspiche Central and Filo Central. The juxtaposition of the Rio Nevado Formation and the Yeguas Heladas Formation is consistent with an interpreted downward dip-slip component to the north of the fault. At the western margin of the property a north-northeast trending structure is interpreted. Here the Caspiche Formation is juxtaposed with the Yeguas Heladas Formation indicating reverse faulting with a minimum stratigraphic throw of 250 metres. The orientations and sense of movements on these structures are consistent with the regional-scale structures described previously.

Hydrothermal alteration on the Caspiche property is preferentially developed in the Rio Nevado Formation. At Caspiche Central the prominent outcrops are residual silica to advanced argillically altered and locally have coarse crystalline alunite infilling cavities. Bedrock exposures in road cuts on the flanks of the topographic highs are argillically altered. At Caspiche III zoned alteration is also observed with residual silica alteration restricted to narrow linear structures within more wide spread massive silica flooding alteration. At the eastern boundary of the property the rocks are affected by low temperature silica and argillic mineral assemblages characteristic of steam-heated alteration found above the paleo-aquifers in high sulphidation style systems.

Located immediately to the west of Caspiche is the Santa Cecilia property. From QuickBird images and observation made in the field it is clear that the Caspiche Formation and the Rio Nevado Formation continue unabated between the two properties. Alteration minerals collected from the Santa Cecilia property were age-dated using K-Ar geochronology (Vila, 1991). Age dates of 24.1 +/- 0.8 Ma and 24.3 +/- 0.7 Ma, from alunite and sericite respectfully, were reported. The presence of enargite, a mineral characteristic of high sulphidation style systems, was also noted. These age dates place the alteration contemporaneous with gold mineralisation at the Refugio, La Pepa and La Coipa deposits.

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8.0	DEPOSIT TYPES

There are two recognised deposit types at Caspiche. The first is porphyry style mineralisation, which was the primary target for Anglo and Newcrest. The second is epithermal high-sulphidation style mineralisation, which was the primary target model being investigated by Exeter. These two deposit types are generally recognised as end-members of a larger hydrothermal system created by the emplacement of intermediate to felsic composition stocks at high crustal levels (refer to Figures 15 and 16). The following brief description of these two deposit types are excerpts from a paper presented at PACRIM 2004 Mining conference in Adelaide, Australia by internationally recognised consulting geologist Greg Corbett.

High sulphidation epithermal gold deposits result from the interaction with host rocks of magmatically-derived ore fluids, which have evolved to attain a characteristic very acidic character. In simple terms, a volatile-rich fluid (dominantly SO2 but also containing CO2 H2S, HCI) leaves the magmatic source and becomes depressurised during the rapid migration to epithermal crustal levels, causing the volatiles to come out of solution and oxidise (as O2 and H2O also evolve from the same depressurising fluid) to form a hot acidic fluid. The fluid has not interacted with host rocks or groundwater during rapid upward migration. Consequently the fluid has evolved during rapid ascent, from a near neutral fluid in the porphyry environment, to strongly acidic at epithermal levels, where host rock reaction results in the development of the characteristic high sulphidation alteration zonation and mineralisation.

High sulphidation deposits commonly develop without the repeated activation of dilational structures, which in low sulphidation systems drive hydrothermal cells of meteoric-dominated waters to facilitate banded quartz vein formation. Rather, the development of high sulphidation deposits might be promoted as single magmatically dominated hydrothermal events during transient relaxation in compressional magmatic arcs. The kinematics of individual deposits therefore commonly contrast with observed regional tectonics.

The volatile portion of the high sulphidation fluid travels more rapidly than the fluid-rich portion, and reacts with the host rocks to produce the characteristic alteration zonation. At the core of the alteration zone the host rocks undergo intense leaching by the extremely acidic fluid to produce a rock composed almost entirely of silica, termed residual or vughy silica, indicative of the characteristic open space texture. As the hot acidic fluid is cooled and neutralised by rock reaction the zoned alteration grades outwards through alteration assemblages characterised by alunite, pyrophyllite, diaspore, and dickite/kaolin, to neutral clays such as illite/smectite, and eventual marginal porphyritic alteration (chlorite-carbonate). Alteration zonation also varies according to, proximity to the fluid up flow, host rock permeability, and crustal level (e.g.: dickite at deeper levels passes to kaolin in higher level cooler settings).

High sulphidation fluid flow is influenced by permeability controls classed as structural, lithological and breccia. While many deposits are localised either on major through going structures (Gidginbung, Australia, on the Gilmore Suture; Waft, Papua New Guinea on a transfer structure; Mt Kasi, Fiji), or on dilational fractures between through going faults (Lepanto and Nena each lie on splays; EI Indio occurs within a sigmoidal loop), the contacts of these structures with permeable lithologies (Sipan, Peru; EI Guanaco, Chile; Nena and Gidginbung), or diatreme breccias (Lepanto), provide suitable settings for development of alteration zones. Other deposits are wholly controlled within permeable

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lithologies in volcanic sequences (Pierina, Peru; La Coipa Chile). Many high sulphidation deposits are associated with phreatomagmatic breccias (Wafi; Pascua, Chile; Veladero, Argentina; Miwah, Indonesia), which no doubt facilitate the rapid rise of ore fluids from porphyry to epithermal levels, and so some high sulphidation deposits also occur within felsic domes (Mt Kasi), or dome/breccia complexes (Yanacocha, Peru). Felsic domes are an important link to magmatic source rocks at depth, and therefore commonly associated with high sulphidation Au deposits. Some deposits occur as veins (EI Indio) while other deeper level systems collapse upon porphyry Cu-Au deposits (Monywa, Myanmar; Tampakan, Philippines).

A liquid-dominated fluid component enters the zoned alteration via the same plumbing system as supplied the volatile portion of the ore fluid, and so deposit’s sulphides consist of pyrite, enargite (including the low temperature polymorph luzonite) and additional alunite, along with barite and late stage sulphur, mainly within the vughy silica, locally extending into the adjacent silica-alunite portion of the zoned alteration. High sulphidation deposits display a zonation from Cu-rich at deeper levels, grading to Au-rich at higher crustal levels. Ores occur as veins, breccia matrix, or filling vughy silica. While most southwest Pacific deposits contain very little Ag, many Andean deposits are Ag-rich and higher level deposits may contain Hg and Te.

Porphyry Cu-Au deposits develop as a result of focusing of the mineralising fluids at depths of 1 to 2 kilometres in the cooler apophyses to magmatic sources at greater depths, and so extend from intrusion host rocks into the wall rocks (refer to Figure 15). Some of the better ore systems (Grasberg, Indonesia; Oyu Tolgoi, Mongolia; Ridgeway and Goonumbla in Australia) are characterised by multi-phase intrusion emplacement into spine-like vertically attenuated intrusion complexes. Overprinting intrusions provide multi-events of mineralisation and locally recycle ore minerals into settings with higher metal grades, but may also overprint and obliterate mineralisation related to earlier porphyry Cu-Au intrusions, therefore downgrading the total ore system (Figure 16).

In generally compressional subduction-related magmatic arcs, changes in the nature of convergence may act as triggers to facilitate the emplacement of vertically attenuated intrusions from magmatic source rocks at depth, into higher crustal level dilational structural settings (Corbett and Leach, 1998; Corbett, 2002b). Ore fluids then continue to evolve from the magmatic source into higher level ore settings utilising dilational fracture systems such as sheeted quartz veins. Many quality porphyry Cu-Au deposits are not linked to associated extrusive volcanic rocks (Grasberg; Oyu Tolgoi; Bingham Canyon, USA) suggesting volatiles and mineralisation may have been retained within the cupola rather than vented.

Initial intrusion emplacement is characterised by zoned prograde alteration grading outwards as potassic (magnetite, secondary biotite and Kfeldspar), to inner propylitic (actinolite, epidote), and outer propylitic (chlorite, carbonate) alteration (Figure 16). In sodic rocks albite alteration may dominate over potassic-propylitic alteration assemblages. The early disjointed, high temperature ptygmatic A-style quartz veins (in the terminology of Gustafson and Hunt, 1975) develop within the cooling intrusion, while quartz-magnetite (M-style) quartz veins dominate within the prograde magnetite-bearing alteration, and locally contain chalcopyrite-bornite-pyrite mineralisation.

As also recognised in active geothermal systems (Reyes et at, 1993), volatiles venting from intrusions early in the cooling history react with host rocks to produce barren advanced argillic alteration, often migrating laterally as altered ledges, described above.

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Hydrothermal fluids accumulate at the apophyses of cooling intrusions which become overpressured and eventually fracture. The resulting pronounced pressure drop promotes the development of B-style quartz veins (in the terminology of Gustafson and Hunt, 1975). Whereas traditional geological models utilise an excess of fluid pressure over rock tensile strength to promote fracture development. Structural systems which localise intrusions may also crack an overpressured carapace. Consequently, sheeted (parallel) quartz veins display dilational tensile fracture/vein relationships, and so may transport ore fluids from magmatic sources at depth, to the cooler carapace, and extending into the wall rocks where mineral deposition occurs. At Cadia Hill, Australia, wall rock hosted sheeted quartz veins vary little through a 700 metre vertical extent.

Low pH condensate waters develop in the upper portion of the hydrothermal system and react with the host rocks to promote retrograde alteration of the prograde assemblages, including demagnetisation, typically as phyllic (sericite-silica-pyrite) grading to argillic (chlorite-kaolin-carbonate) alteration, as the collapsing fluids are progressively cooled and neutralised by rock reaction (Figure 16). Strongly acid fluids will also promote the development of advanced argillic alteration, which contains additional alunite-pyrophyllite in addition to the phyllic alteration assemblage. This, and early venting magmatic volatiles, contribute towards the development of lithocaps recognised in the upper levels of porphyry systems. Cooling of the intrusion apophysis promotes collapse of the hydrothermal system and re-entry of ground waters into the porphyry environment and development of extensive pyrite-bearing acid alteration.

While sulphides may be exsolved from the major intrusion source at depth throughout the life of the cooling porphyry, mineral deposition is promoted as the apophysis cools in the at later stages of the porphyry evolution, especially if ore fluids come in contact with low pH condensate waters collapsing into the hydrothermal system. Consequently, sulphides (chalcopyrite-bornite-pyrite) commonly cross-cut or occur in the central portions of quartz veins, and are focused within breccias. Dilational structural settings promote the evolution of ore fluids from the intrusion source at depth to form intrusion-related epithermal deposits (including D veins) at higher crustal levels.

As suggested by findings discussed above for the ???? values and co-existing types of fluid inclusions, there is ample evidence that superimposition of the high sulphidation and porphyry style systems occur in the Maricunga Belt. This phenomenon has been reported in several scientific articles including Vale et. al.(1919) and Sillitoe (1989).

At Valy, Santa Cecilia, and La Pepa, the advanced argillic zones abut directly the tops of the porphyry-type stockworks, thereby giving the impression that the porphyry-type and epithermal environments are telescoped. Sillitoe (1989) suggested “that such telescoping of epithermal over porphyry-type mineralisation is due to active erosion and lowering of base levels during the lifespan of the hydrothermal system.”

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9.0	MINERALISATION

Based upon surface sampling and historic drilling, two zones of known Au +Ag +Cu mineralisation occur within the boundaries of the Caspiche property. The first is referred to as Caspiche Central, which is located in the south-central portion of the property. Mineralisation is evident from reported drill hole results that include holes CDH-02b, 03 and CDH-05 drilled by Newcrest, and CSDH_013 by Exeter and by surface rock chip samples collected by Anglo, Newcrest and Exeter.

The second known mineralized zone is referred to as Caspiche III and is located at the eastern margin of the property. Mineralisation is evident from reported results from holes CDH-13, 14 and CDH-17 to CDH-35 drilled by Newcrest, drill hole results for CSDH_001 to CSDH_012 by Exeter and by surface rock chip samples collected by Newcrest and Exeter.

Surface rock chip geochemistry plainly shows Caspiche Central and Caspiche III as the most important exposed gold mineralized zones encountered on the property (refer to Figure 17). The Hg rock geochemistry clearly suggests the character of this mineralisation is distinct (refer to Figure 18).

The rock types exposed at surface at Caspiche Central are felsic pyroclastics that are intruded by medium-grained felsic porphyry. Reported results from drilling indicates additional porphyritic rocks are present at depth. This can not be independently confirmed by the author because these drill cuttings are no longer available for viewing. However there is no reason to believe that this is not the case and geochronology and petrography work conducted for Newcrest is consistent with the existence of multiple intrusive rocks. According to the Newcrest 1997 report, the most important of these is the microdiorite porphyry cut by drill hole CDH-03 and interpreted to be represented in the pseudo-sections of geophysical line #1. CSDH_013 consists of silica sulphide altered microdiorite porphyry from 40 metres to the end of hole (344 metres).

The style of the mineralisation reported from the drilling is consistent with a porphyry style of deposit with the presence of multiple generations of stockwork quartz-sulfide veining and typical porphyry style alteration mineral assemblages. The gold values in the upper oxide zone and gold and copper values in the mixed and lower sulphide zones exhibit a good degree of sample to sample continuity. Average values, drill intercept widths and depths are presented in tables above in Section 6.0. The highest surface rock chip values on Caspiche Central reported in the Anglo 1987 report were four samples that averaged 1.9 ppm Au over 10 metres from continuous rock chip sampling of bedrock exposures.

The geology at Caspiche III is composed of stratified felsic pyroclastics. Massive silica and residual silica alteration of these rocks is predominately controlled along west-northwest trending structures of steep-sided linear bedrock exposures surrounded by argillic to advanced argillic alteration. Gold values at surface are generally sporadic and not continuous. The highest reported gold value is 6.58 ppm Au from an Exeter selective character sampling of grey silica. This form of silica is often associated with the top of mineralisation in high sulphidation systems. At Caspiche III this silica occurs as clasts in narrow hydrothermal breccia dykes, as breccia matrix and as over-printing along pre-existing structures (refer to Plates 3 & 4).

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Williams (2006) collected the highly selective character sample number 1536 at UTM coordinates 473,862 m East; 6,937,413 m North, to determine if the grey silica overprinting a brecciated west-northwest trending structure was mineralized or not. Assay values for the sample were highly anomalous; reporting 0.928 ppm Au, 242 ppm Ag, 120 ppm Ba and 27.5 ppm Hg. The association and concentration of these elements is consistent with high level exposure within an epithermal high sulphidation system.

Best drill results for the Caspiche III area drilled by Newcrest are presented in Table 6. Only intercepts > 1.0 g/t gold equivalent (gold to silver ratio 1:60) are included, and represent drilling from 1996 to 1998, over two field seasons. The Gold Silver ratio is not used for reporting purposes but for comparison purposes between porphyry and epithermal styles of mineralisation. Refer to Figure 7 for the location of the drill holes. Drilling targeted a flat lying silica pyrite alteration zone. Newcrest drilled the final hole, CDH_036, at the end of the 1998 field season.

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Table 6             Significant Results for Newcrest drilling on the Caspiche III Prospect.

Hole	Drilled By	From	To	Width	Au ppm	Ag ppm	Au equiv ppm
CDH-13	Newcrest	218	226	8	1.28	37	1.9

CDH-14	Newcrest	44	56	12	0.82	25	1.2

CDH-18	Newcrest	154	156	2	1.94	9	2.1

CDH-19	Newcrest	226	228	2	0.93	5	1.0

CDH-21	Newcrest	10	12	2	0.78	16	1.0
CDH-21	Newcrest	56	62	6	1.02	5	1.1
CDH-21	Newcrest	66	72	6	1.05	7	1.2
CDH-21	Newcrest	98	100	2	2.63	5	2.7
CDH-21	Newcrest	146	164	18	1.29	17	1.6
CDH-21	Newcrest	194	196	2	0.08	58	1.0

CDH-22	Newcrest	54	56	2	0.34	38	1.0
CDH-22	Newcrest	58	74	16	1.54	27	2.0

CDH-23	Newcrest	70	80	10	0.84	28	1.3
CDH-23	Newcrest	84	92	8	1.02	10	1.2
CDH-23	Newcrest	104	110	6	0.70	18	1.0
CDH-23	Newcrest	112	124	12	3.48	8	3.6
CDH-23	Newcrest	170	172	2	0.08	82	1.4

CDH-27	Newcrest	26	44	18	0.27	15	1.3

CDH-28	Newcrest	116	120	4	1.16	9	1.3

CDH-29	Newcrest	104	106	2	0.01	64	1.1

CDH-31	Newcrest	70	72	2	1.32	2	1.3

CDH-32	Newcrest	34	44	10	0.76	14	1.0
CDH-32	Newcrest	78	82	4	0.01	68	1.1

CDH-33	Newcrest	148	150	2	0.07	80	1.4

CDH-34	Newcrest	34	40	6	1.82	0	1.8
CDH-34	Newcrest	138	140	2	0.01	129	2.1
CDH-34	Newcrest	180	184	4	0.25	395	6.8

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10.0	EXPLORATION

Exeter entered into the ORA with Anglo in October 2005. The original agreement contained seven properties that Exeter began to review during the southern hemisphere summer field season. The Caspiche property received several one-day visits by an Exeter contract geologist followed by dedicated effort of one field crew during March to mid May, 2006. During this time the entire project area was mapped. A simplified version of this map is shown in Figure 13. Whilst mapping 112 rock chip samples were collected along with 22 PIMA samples. The author collected another seven samples while visiting the property.

All available historic data was compiled into a Geographic Information System (GIS) environment. To this information remote sensing data, including ASTER mineral model maps and QuickBird high resolution satellite imagery, was added. Lineament studies were conducted on this data, as well as, the airborne magnetometer survey data. Coincident lineaments from the two studies combined with field observations formed the basis of a new structural model for the property.

1.

The airborne magnetometer survey raw data was reprocessed in such a manner as to reduce the potential for erroneous low magnetic anomalies that could be caused by residual magnetism. This was carried out by D. Burt of Mendoza, Argentina and J. Scarborough of Zonge Chile Limitada (“Zonge”).

2.	The Newcrest 1998 IP line data was reprocessed by S. Collins of Arctan Consultancy, Sydney, Australia (“Arctan”).

3.

A Controlled-Source Audio-Frequency Magneto-Telluric (CSAMT) survey was performed with line orientation perpendicular to the prominent west-northwest structure. A total of 29.7 line kilometres were surveyed by Quantec Chile Limitada (“Quantec”).

4.	The CSAMT and VLF programs were reviewed by John Keiley, independent consultant (former Chief Geophysicist of Barrick).

5.

Utilising the geophysical products, and an interpretation based on hidden resistive bodies aided by mapping, a total of 3559.7 metres were drilled on the property between January and the end of March, 2007. Drilling operations are planned to recommence in last quarter of 2007.

10.1	Aeromagnetic Data Reprocessing

Zonge completed a reprocessing project on the previous helicopter-borne magnetic dataset collected by GeoDatos on behalf of Newcrest. Among other work, Zonge:

1.	Interpolated the data based on the final database from Geosoft;

2.	Recreated the line parallel noise through directional and wavelength filtering based on the line spacing;

3.	Sampled and removed the line parallel noise from the database and re-gridded the output

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Some of their comments are quoted below

“The GeoDatos data is clearly flawed as it was never correctly levelled unless there is a final levelled database that I can’t find. It seems to me that they tried to level the database using differences between perpendicular tie line paths with traverse lines (ground clearance vs TMI amplitude, plus normalisation), which is the correct way to do it (credit to them) but it won’t work if the GPS and magnetic data is also flawed. Hence, the best compromise at this point is noise removal through grid product filtering.”

10.2	IP Reprocessing Program

Arctan was asked to reprocess the original Newcrest IP data, in particular to focus on the three lines that cross the Caspiche Tenure. Figures 19 and 20 depict the location of the IP lines and an example of reprocessed data for Line 1, which confirmed the presence of the porphyry in a very broad anomaly.

10.3	CSAMT and VLF Programs

During the months of November and December 2006, Quantec conducted a program of Controlled Source Audio-frequency MagnetoTelluric (CSAMT) surveys and Very Low Frequency (VLF) electromagnetic surveys on behalf of Exeter.

The objectives of the geophysical surveys were to map important structures and zones that may be associated with high-sulphidation type epithermal gold mineralisation. The CSAMT survey was conducted over a total of 17 survey lines orientated at an angle of 25 degrees from north to the east, and separated by a distance of 250 metres. A dipole spacing of 50 metres was utilized with data collected over a range of frequencies from 1 Hz to 8192 Hz. A total of 29.7 line kilometres of data was collected. Data was inverted using an in-house smooth layer inversion.

The CSAMT data are presented as topographically corrected resistivity vs. elevation cross-sections of the smooth layer inversion. Plan maps of the resistivity at various depths are also presented. The very low frequency (VLF) survey was conducted over the same lines as the CSAMT survey. The survey utilized the VLF transmitter in Lualualei, Hawaii, which transmits at a frequency of 21.4 kHz. All data were collected at 25 metre intervals.

Data are presented as profile plan maps of the in-phase (tilt angle) and out-of-phase (quadrature) components, Fraser filtered profile maps, and Fraser filtered plan maps (refer to Figures 21 and 22). Quantec’s report outlines the logistics of the survey, the methods of data collection and reduction, and presents the final data. Further interpretation of the results will be conducted by an independent consultant.

There were concerns that the VLF dataset did not deliver the subsurface structural architecture that was hoped. The strong linear anomaly to the northeast is coincident with topography. This feature casts some doubt on the future use of VLF as an exploration tool for the Caspiche project.

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10.4	Interpretation

An exploration model has been constructed using surface mapping completed in March 2006 and the drilling programs completed to date. Maricunga deposits are characterised by lower porphyry style systems overprinted at shallower levels by high sulphidation systems.

Caspiche Central and Caspiche III are separated by an interpreted normal fault (refer to Figure 13). As noted previously, Caspiche Central is characterized by overlapping porphyry style and epithermal style mineralisation. To date, Caspiche III contains high sulphidation style mineralisation. There remains potential for porphyry style mineralisation at depths greater than 200 metres for Caspiche III.

It is interpreted that the northern block has been downthrown with respect to the southern block. This has resulted in preservation of the relatively shallow level high sulphidation mineralisation at Caspiche III.

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11.0	DRILLING

11.1	Introduction

There have been four campaigns of drilling on the Caspiche property by previous operators, results of which are detailed in Section 6.0 of this report. The disseminated style of mineralisation at Caspiche Central is believed to generally represent the true thickness of the mineralisation reported. At Caspiche III the mineralisation is believed to be more structurally controlled, however due to insufficient data, the author cannot comment on either the true width or direction of the mineralisation encountered.

11.2	Anglo and Newcrest Drilling Programs 1988 to 1998

In 1988, Anglo were the first to drill the project using an open-hole Holman rotary air rig with a depth capability of 50 metres. A total of 12 holes for an aggregate of 580 metres were drilled. Cuttings were collected on two-metre intervals and assayed for Au, Ag and Cu. A minute fraction of the drilling cuttings were glued to heavy paper sheets to represent each drill sample. The author viewed “chip boards” at the offices of Anglo in Santiago. In 1990 Anglo drilled six RC percussion holes for a total of 950 metres using a company owned Falcon 40 drill rig. Beyond the fact that samples were collected over two-metre intervals the Anglo reports do not describe the specific sampling protocol they followed for either of these drill campaigns.

Newcrest performed two phases of RC percussion drilling between 1997 and 1998. The first 3,000 metres was drilled by Bachy S.A. in 1997 with the remaining 532 metres drilled by Ausdrill Chile Ltda. in 1998. Both drill programs used 5 ½ inch down the hole hammers and collected cuttings over two-metre sampling intervals.

The 1997 Newcrest report describes the check assay sample protocol followed for gold assays. The copper and silver assays were not as rigorously controlled because of their lesser commercial values and less problematic analysis. The gold quality control program consisted of three parts:

1.	Insertion of pulp control standards with either a control or blank pulp for every 50 samples, which corresponded to 100 metres of drilling.

2.	ALS Geolab in Copiapó, acting as the primary laboratory, provided in-house pulp checks with duplicate assays on approximately every fifth sample.

3.

During the drilling, two samples were collected for each two metre sample interval. The “original” samples were assayed by ALS Geolab and roughly 6% of the “rig-collected duplicates” were sent for check assaying at ACME laboratories in Santiago, Chile.

The check assays by the ACME laboratory were found to systematically produce higher gold values then that of ALS Geolab. The company conducted further assay checks and sent additional check samples to SGS laboratories in Santiago for analysis. Newcrest concluded that ALS Geolab and SGS

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12.0	SAMPLE METHOD AND APPROACH

12.1	Surface Sampling

A total of 119 rock chip samples were collected from Caspiche during the 2005-06 field season. A description of the samples along with UTM coordinates and assay values are included in Appendix V. The samples were collected from bedrock exposures over the entire project area. Of these 65 were collected at regular 5 metre intervals along road cuts on the western flank of Caspiche Central. The remaining samples were grab and character samples collected from exposures throughout the property.

The objective of the sampling was the confirmation of reported values and to provide a better understand of the nature of the mineralisation. To achieve this objective character rock chip samples were collected by Exeter and the author. These samples were not intended to be representative of the entire exposure from which they were taken. Their purpose was to “characterise” a specific aspect of the geology. In general, this was to test if the minor amounts of grey silica present were mineralized or not. This objective could not be achieved if one or two metre channel samples were taken due to an overwhelming amount of dilution. These character samples are only intended to indicate whether the fluids that deposited the grey silica were mineralised or not. This information is considered important for advancing an understanding the nature of the mineralizing processes that took place, rather then directly delineating a potential economic resource. This is consistent with the current exploration stage of the project.

All Exeter rock chip samples from Caspiche were analysed by the ALS Chemex laboratory in Coquimbo, Chile. Each sample was submitted for gold by Fire assay of a 30 gram aliquot (laboratory code: Au-AA23) and for 27 elements ICP by total acid digestion, HCl leach and ICP-AES plus Hg by cold vapour (laboratory code: ME-ICP61m).

Anglo geologists first prospected and collected rock chip samples from the Caspiche property in 1985. This early work consisted of 22 rock chip samples. The nature and locations of these samples are not known. The 1987 Anglo report provides gold values for these samples as ranging between 0.5 and 4.0 ppm Au.

During March and April of 1987 Anglo conducted systematic soil and rock chip sampling on the Caspiche Central sector of the property. The soil samples were collected on an 80 by 40 metre soil grid with a base line orientated at 325 degrees. The grid covers the entire exposed colour anomaly at Caspiche Central (refer to Figure 4). A total of 431 soil samples and analysed for Au, Ag, Cu and As. The soil survey covers a surface area of 12.8 hectares. Anglo also collected 620 rock chip samples in a series of profiles along road cuts and continuous bedrock exposures. These would have sampled a variety of rock types including felsic pyroclastics and felsic quartz-feldspar porphyry. The samples ranged from one to three metres in width and were grouped in four zones with combined total surface area coverage of roughly one hectare. No description of the sampling protocols for either the soil or rock chip samples are provided by the Anglo 1987 report. It is assumed that Anglo would have followed standard industry practice and professional guidelines for this process.

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12.2	Drilling

12.2.1	Previous Drill Campaigns to 2006

Anglo conducted two drill campaigns at Caspiche Central (refer to Figure 5). The first campaign during the 1987-88 season drilled 580 metres in 12 holes to a maximum depth of 50 metres utilising a Holman air-rotary drill. Sample intervals were two metres each with 272 samples collected and analysed for Au, Ag and Cu. Drilling targeted Caspiche Central and another zone 500 metres to the south. The southern holes, SHC-01 to SHC-03 form a triangle with a surface area of 0.2 hectares. The northern holes, SHC-04 to SHC-12 covered the west-northwest trending linear zone, 475 metres long and up to 90 metres wide. Holes are irregularly spaced along this trend with azimuths ranging between east-northeast and west-southwest, with one hole drilled to the northwest. The surface area covered by these holes is approximately 0.25 hectares. In 1990, Anglo drilled six RC percussion drill holes for a total of 950 metres in the northern zone using the company owned Falcon 40 drill. All holes were drilled to 150 metres except hole number SPC-02, which was drilled to a 200 metre depth. Dips of the holes ranged from -62° to -90° along east-northeast strikes. Hole number SPC-01 was drilled vertically, whilst the rest were angled holes, orientated to the east-northeast, except for hole SPC-06 which was drilled to the west-southeast. The holes were irregularly spaced between 80 to 180 metres apart. The drilling occupied the same area as the prior drill program but tripled its vertical coverage. The 1988 Anglo report lacks any description of the drill sampling protocol utilised. It is assumed that Anglo would have followed standard industry practice and professional guidelines for this process. The ALS Geolab assay sheets show the laboratory performed duplicate assays every five samples and included standards in each batch.

The Anglo reports documenting the two phases of drilling made no mention of any problems or factors that could materially impact the accuracy and reliability of the reported results.

During the two field seasons from 1996 to 1998 that Newcrest had a joint venture agreement with Anglo they collected some 382 rock chip and 171 soil samples and drilled 3,532 metres of RC percussion drilling. The location of the sampling and drilling are shown on Figures 6 and 7. The rock samples were analysed by ALS Geolab in Copiapó using fire assay with an AA finish on a 50 gram charge, cold vapour for Hg and a suite of elements by ICP. The drill samples protocols and results of the control assay program Newcrest had in effect were described above in Section 11.0.

12.2.2	Exeter Drill Campaign

A total of 13 RC percussion drill holes were drilled with 1,784 samples collected (refer to Figure 23). The first 12 holes (CSDH_001 to 012) were drilled on the epithermal target area to confirm and extend previous anomalous results generated by Newcrest in 1998. Targets included high resistivity anomalies generated by both previously collected IP and CSAMT programs. The final hole for the 2006-2007 field season was CSDH_013 which was drilled into the northern margin of an interpreted porphyry system, named Caspiche Porphyry.

All samples were analysed by ACME laboratories in Santiago. Duplicate intervals were dispatched to ALS La Serena.

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Sampling from a wet cyclone and riffle splitter on the drill rig involved collecting a 2 metre composite sample for shipment to the laboratory and a duplicate sample. The rock samples were analysed by using fire assay with an AA finish on a 50 gram charge, and a suite of elements by ICP.

Samples were prepared (ACME code R150) by crushing 1 kilogram to 70% passing 10 mesh, splitting 250 gram and pulverising it to 95% passing 150 mesh. Analysis for Au was by fire assay of 50 gram charges with AAS finish and silver by ICP-1D (aqua regia digestion). If the results for Ag were higher than 300 ppm then the sample was re-assayed by gravimetric finish.

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13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1	Surface Sampling

Due to nature of the grab and character sampling being conducted, often with only sufficient material to constitute one sample of moderate size, Exeter did not have in place a rigorous sample control protocol with respect to standards and blanks. Field duplicates were collected at several sample sites. No employee, officer, director or associate of Exeter was involved in any aspect of the sample preparation. ALS Chemex conducted duplicate assays and used laboratory standards with each sample batch submitted.

13.2	Previous Drill Campaigns to 2006

The sample preparation procedures used by Anglo were not described in their reports. It is assumed that Anglo would have followed standard industry practice and professional guidelines for this process. The sampling procedures for the Newcrest drilling were described and are included above in Section 11.0. No description of the sample protocols that was followed for the soil and rock chip samples by Anglo and Newcrest were included in their reports. Again it is assumed they would have followed standard industry practice and professional guidelines for this practice.

13.3	Exeter Drill Campaign

A quality control regime was emplaced throughout the drill program involving standards, blank and duplicate sampling. A total of 160 quality control samples were inserted into the total sample stream of 1,784 samples submitted to ACME labs. This represents 8.3% of the sample stream. The methodology for QA/QC sample injection was for every 25 normal rock samples taken during drilling a standard and a blank was inserted. A more randomized approach is suggested for future drill programs now that significant training of staff has been completed. Samples were transported from site to Santiago utilising contract transport group Estafeta and no sample loss was recorded.

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14.0	DATA VERIFICATION

During D. Williams’ field visit to the Caspiche property in March 2006, a total of seven samples were taken from clean outcroppings and bagged on site and personally transported to La Serena where they were analysed at the ALS Chemex laboratory. ALS Chemex is an accredited ISO 17025 laboratory by the Standards Council of Canada. The reported assay results are listed in Table 9 and the assay certificates are contained in Appendix VII.

Table 9	Rock Samples Collected by D. Williams

Sample	East	North	Au ppm	Ag ppm	Ba ppm	Hg ppm	Sample Description
1531	473,797	6,936,775	0.011	37.0	680	1.36	Character sample of grey silica overprinting of residual silica altered pyrolcastic
1532	473,810	6,936,777	0.041	7.5	220	0.21	Character sample of grey silica overprinting of residual silica altered pyrolcastic
1533	473,791	6,936,768	0.025	99.7	190	0.99	Character sample of grey silica overprinting breccia matrix with residual silica altered clasts
1534	473,780	6,936,760	0.008	31.9	680	0.54	Character sample of grey silica overprinting massive silicified structures
1535	473,749	6,936,946	0.008	21.0	230	0.7	Float samples of residual silica with grey silica
1536	473,862	6,937,413	0.928	242.0	120	27.5	Character sample of residual silica structure with overprinting by grey silica
1537	473,823	6,937,381	0.061	30.8	650	2.25	Chip-channel over 4m width of FeOx stained brecciated silicified WNW trending structure

Documentation of the work completed on the property primarily by Anglo and Newcrest along with special geologic studies conducted by experts in their particular fields of investigation are described in Section 6.0. There is no reason to believe any of this work was not carried out to a good standard of competency, consistent with industry standards at the time. Paper records including assay sheets and drill logs, geophysical sections, maps and cross sections are properly archived at the Santiago offices of Anglo and were inspected by the author. Assay sheets viewed for the drilling conducted by Anglo samples were the signed originals. The assay sheets for Newcrest samples were photocopies; however there is no reason to believe they are materially different from the originals.

As noted above the QA/QC methodology for the Exeter program of 2006/07 summer field season has been documented. A program of blanks, standards and third party umpire laboratory duplicates was completed.

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Standards used for the Exeter drill program were sourced from GEOSTATS Pty Ltd, of Perth, Australia. Blank material was sourced from barren outcrop adjacent to the camp site at Caspiche. Two standards used are graphically represented in Figures 26 and 27. Expected versus received results for the program indicate satisfactory reconciliation of the standard material.

In addition to this 54 duplicate samples of average weight from mineralised holes were sent for an umpire laboratory round at ALS Chemex in La Serena, Chile. In summary repeatability between the laboratories was very good (refer to Figure 28). Duplicate analysis indicated less correlation for two samples above 2 g/t as per Figure 28. Results are presented in Appendix VIII.

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15.0	ADJACENT PROPERTIES

The Santa Cecilia property is located immediately west of the Caspiche property. Information concerning the general geology and chronological data from this property were made public in the Journal of Economic Geology and are referenced in this Technical Report. The ENAMI (Empressa Nacional de Minera) Las Heladas property borders the south of the Caspiche Project. Xstrata holds the Vin property to the East and the Capella Resources Nevada property borders the north of the property.

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

16.1	Newcrest 1997 Metallurgical Testing

In 1997, according to scanned documents obtained by Exeter, Newcrest submitted a series of samples representing 6 intercepts of oxide mineralisation from the Caspiche Central sector of the property for metallurgical tests at SGS laboratories in Santiago, Chile. Five of the intercepts were 10 metres long, each containing five 2-metre sampling intervals, and one was 12 metres long and contained six 2-metre sampling intervals. In total 31 sample intervals were selected to make the six intercepts.

In a preliminary test program, a 2-hour beaker-agitation cyanide leach test was conducted on a 50 gram sample pulp (nominally -150 #) from each individual 2-metre sampling interval. These 31 small tests were carried out using 100 ml of 10 g/l NaCN solution at 40°C. The 2-hour leach solution was assayed for gold and the amount of gold in solution was compared to the fire assay on a 50 gram charge from a head sample, the proportion in solution being the nominal gold recovery value.

In the main test program, drill cuttings at -10# were provided from each sampling interval and six composites prepared to represent the six intercepts. Bottle roll cyanide leach tests were conducted on unground 2 kg sub-samples of each intercept for a 72-hour period using 2,000 mls of 1 g/l NaCN solution. Solution samples were removed at 2, 4, 8, 12, 16, 24, 36, 48, and 72 hours in order to establish leaching kinetics. The heads and tails were filtered (tails only) dried and pulverized to -150 mesh before being analysed in duplicate for Au and Ag by fire assay using 50 gram charges.

Exeter has assumed that the preliminary test program had the objective of establishing an approximate indication of the upper levels of gold recovery possible and the variability between sample intervals. This is because of the type of sample (assay pulps), small quantity of material and very strong cyanide solutions used. The second bottle-roll program had conditions similar to a conventional first-pass heap-leach amenability program with a greater leaching density (50% solids) and weaker cyanide solution together with a focus on leaching kinetics.

The results can be summarised in Table 10 below:

Table 10:	Newcrest - Summary of 1997 Met Testwork
Drill Hole	From	To	Length	Head	Gold Recovery - %Au
Number	(m)	(m)	(m)	g/t Au	Beaker – 2hr	Bottle - 2hr	Bottle - 24 hr	Bottle - 72 hr
CDH 5	18	28	10	1.44	85.1	59.0	70.8	77.8
CDH 5	72	82	10	0.55	87.2	65.5	85.5	87.3
CDH 12	40	50	10	0.51	83.4	60.8	82.4	86.3
CDH 12	50	60	10	0.40	87.5	60.0	80.0	87.5
CDH 26	78	90	12	0.53	74.5	56.6	71.7	75.5
CDH 3	36	46	10	0.87	81.7	62.1	74.7	82.8

In the main bottle-roll program, the 72-hour total gold recoveries ranged from 75.5% to 87.5%, and averaged 82.8% if calculated heads were used. The cyanide consumption ranged between 0.8 to 2.1 kg/t and averaged overall 1.5 kg/t. These 72-hour values were very similar to the average results from the initial beaker tests on the equivalent intercepts. Exeter interpreted the results as indicating that the oxide mineralisation tested had reasonable potential for heap leach processing.

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16.2	Exeter 2007 Metallurgical Testing – Epithermal Zone

In March 2007, Exeter geologists submitted three intercept samples from two drill-holes testing the Caspiche epithermal zone to ACME Laboratories in Santiago for cyanide soluble gold assays. ACME procedure AAS 035 uses 200g of pulverised sample in 600mls of 1g/l NaOH and 10g/l NaCN solution and compares the gold in solution after 24 hours of bottle-roll leaching with the result from a 50g gold fire assay.

There were two intercepts from CSDH 2; 52m to 76m (oxidized) and 172m to 178m (sulphide) and one intercept from CSDH 6; 144m to 166m (oxide). The indicated gold dissolution from both the oxide holes was high and averaged 93%. The gold dissolution from the sulphide mineralization was 27%. Cyanide consumption was quite high at 1.5 kg/tonne on one oxide sample and 0.4 kg/tonne on the other which was more encouraging.

Table 11 summarises the ACME results

Table 11	Comparison of Fire Assay and Cyanide Bottle Roll for two significant drillholes.

16.3	Exeter 2007 Metallurgical Testing – Porphyry Zone

In April 2007, CSDH 013 intersected approximately 300m of mineralisation at Caspiche Central, the porphyry zone. This was a reverse circulation (RC) drill hole so only RC chips were available for metallurgical testing. The mineralisation encountered at Caspiche appeared to be mainly low grade and similar to other Maricunga deposits that are exploited by heap leaching, such as Kinross’s nearby Refugio operation.

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The author does not normally consider the use of RC chips appropriate for metallurgical testwork, however uncrushed RC chips can give useful indications of heap leach amenability in bottle roll tests, as well as variability between samples. Given the significance of the CSDH 013 intersection and the fact that it was the last hole drilled before winter closed down further exploration, it was decided to carry out a preliminary heap leach amenability program on composites from the hole.

16.3.1	Composite Selection and Weights

Geological input regarding rock type and chemistry within the CSDH 13 intersection was limited to the degree of weathering with approximately the first 150m classified as oxide and the deeper 150m sulphide. It was decided to test 20-metre intervals (on average) around the transition zone between oxide and sulphide to judge how things changed down hole.

The average gold grades of the oxide and sulphide zones were similar with the oxide being a little more variable. Silver grades were very low with just a little enrichment in what appears to be a supergene blanket, but not enough to be of economic interest. Copper assays jumped immediately the sulphide zone is encountered but arsenic levels, while varying a little do not appear to increase in the primary zone.

Table 12:	Caspiche CSDH 013 Metallurgical Composite Selection

16.3.2	Sample Receipt and Test Planning

Samples were sent by road from Copiapo to SGS Laboratories in Santiago. The individual 2m samples were more variable in weight than anticipated with a range of 2kg to 18kg. There was no obvious explanation for this and together with the geologists it was decided to riffle out approximately 1kg per metre from each interval for compositing (after low-temperature drying) and return the remainder to Copiapo.

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The SGS test brief in summary was:

•	Head assays on all intercepts – Au, Ag and Cu
•	Tests to be carried out on 5kg representative sub-samples of each composite
•	72 hour leach in a standard bottle rolls frame at 33% solids
•	Initial pH 11.0 adjusted with lime and a cyanide concentration of 1g/l NaCN
•	Target pH and NaCN maintained by incremental additions after kinetic sample checks
•	Kinetic samples at 2, 4, 8, 24, 48 and 72 hours with total system weight kept constant. The kinetic samples to be quantitatively accounted for in final calculations
•	Kinetic sample measurements of pH, mg/L NaCN, Au, Ag, Cu,
•	Residue assays for Au, Ag and Cu

16.3.3	SGS Test Results

Unexpected problems occurred with the 5kg composites after the bottle roll leach tests were completed. The pulps were viscous and would not filter in either the Buchner vacuum filters normally used, or in pressure filters. All the composites exhibited this problem, oxide, transition and sulphide.

The difficulties were such that the pulp samples remained in the funnels for days, leading SGS personnel to decide to scoop and siphon pregnant liquor off the top. Eventually very wet cakes, virtually unwashed, had to be sent to ovens for drying. Although a full set of results from the tests was available, it was felt that potential recovery levels would be affected by these problems. Specifically that some gold recovered to solution would be precipitated due to cyanide concentration changes or lost because the solids were not washed.

It was therefore decided to repeat the tests taking precautions to try and make sure the filtration problems did not affect the results. Because SGS had no larger filters or any with greater capacity, it was decided to drop the weights tested back to 1kg and to have two funnels available for each sample. The second series of tests was completed in September and reported in October. There were still significant problems with filtration but at least cakes were made and washed.

A summary of the main test results and parameters for the pair of tests on each composite is given in Table 13 below.

The following points are worth noting

•

Gold dissolutions in the oxide zone were high for this sort of test and approached 90%. This was just as likely to be due to the very fine nature of the RC chips as much as to the amenability of the ore to this sort of work.

•	In the oxide zone the gold also dissolved very quickly. This was probably a better indicator that the oxide material will be amenable to heap leaching than the recovery levels.
•	Gold dissolutions in the sulphide zone were significantly lower and average 60% after 3 days. Also the gold dissolved more slowly.

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•

The 1kg tests generally gave higher recoveries than the 5kg tests and this is thought to be due to the poor filtering in the latter. However in general reagent consumptions were higher in the 1kg tests and at present there is no explanation for this. Currently it is considered to probably be due to some sort of operational or procedural difference in the tests.

In order to get some better information on the oxidation profile it was decided to carry out sulphur and sulphate analyses on the composites. Not surprisingly the percentage of sulphur present as sulphate correlated very well with the “supergene”, oxide, transition and sulphide zones.

Table 14:	Forms of Sulphur in CSDH 013 Composites

The sulphur content in the primary zone suggested pyrite or other sulphide concentrations of up to and over 10%. With copper assays only averaging about 0.2%Cu in this zone, the copper to sulphur ratio appeared unfavourable for the contemplation of any sort of flotation circuit, unless higher base metal contents were encountered in future drilling.

16.3.4	Future Work

Based on this preliminary test program, the indications for supergene, oxide and transition material are that these materials may be amenable to heap leach extraction of gold. However the poor filtration characteristics observed with all composites from CSDH 013 could mean that some friable and clay-like ores will be difficult to agglomerate and have poor structural strength. In addition, as is common with early scoping style testwork using strong solutions, the consumptions of lime and cyanide in tests to date have been high.

For sulphide material the outlook for economic treatment by heap leaching is doubtful. Gold dissolutions are lower and cyanide consumptions much higher. This will need to be checked and compared with testwork on conventional grind-flotation methods for recovery of copper and gold.

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However all these are indications only and conventional testwork on DDH core should be carried out as soon as possible to provide additional guidance as to the economic potential of this deposit. This should include long-period column leaching tests on core crushed to different top sizes where cyanide-soluble copper values are low. In primary mineralization conventional flotation testwork should attempt to obtain economic recoveries and concentrate grades for both copper and gold. Future test programs should include substantial mineralogical characterization of the mineralization encountered and that work should be carried out before any extensive test program begins in earnest.

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Historical estimates from internal company reports by Anglo and Newcrest and mentioned above in Section 6.0 do not comply with the current CIM Mineral Resource and Mineral Reserve Definitions and should not be relied on, but is included as a historical reference only. While all of the historical data reviewed is considered complete and the procedures used in producing the data appear to be reliable, Exeter has not completed the necessary work to verify the classification of this resource.

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18.0	OTHER RELEVANT DATA AND INFORMATION

There is no other data or information known by the author that would be considered to be relevant to the Caspiche project at this time.

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19.0	INTERPRETATION AND CONCLUSIONS

19.1	Interpretation

The Caspiche property is in a geological environment similar to other gold deposits in the Maricunga Belt. The hydrothermal system consists of a porphyry style at the base and a high sulphidation style system above it. The two systems are telescoped at Caspiche Central where characteristics of both systems are in evidence by the findings of the fluid inclusion studies, and by the observed alteration textures and mineral assemblages. Caspiche III is characteristic of a high sulphidation epithermal system based upon alteration textures, mineral assemblages and elevated Au, Ag, Ba and Hg values.

Structural geology of the property area, based upon mapping and geophysical data, indicates that post-mineral, block faulting has occurred on west-northwest trending structures. One of these structures is believed to be located between Caspiche Central and Filo Central. Relative movement on this structure is believed to be north block down. This may have led to the preservation of portions of the high sulphidation system that is believed to have been eroded off the top of Caspiche Central. Supporting evidence for this interpretation is the existence of Caspiche III and anomalies in the airborne magnetometer survey and IP ground geophysics that are consistent with high sulphidation style alteration.

The data density in terms of surface sampling and drilling are adequate to establish the key components of the exploration model being proposed. Caspiche Central is shown with a high degree of certainty to represent telescoped portion of a high sulphidation system onto of a porphyry system. Likewise Caspiche III has been shown to be characteristic of the mid to upper portions of a high sulphidation system. The proposed blind target areas, based upon geologic modelling and supported by geophysical data, are speculative and uncertain by nature.

19.2	Conclusions

Based upon a thorough review of the available data, combined with inspections of the property and collecting of surface check samples, the author concludes that the Caspiche project holds potential for the discovery of significant blind Au, Ag +/- Cu porphyry and high sulphidation style mineralisation. The principle target zones identified are shown on Figure 23.

Work to date by Exeter on the property is considered to be successful. The drill result from CSDH_013 is to be followed up with at least two diamond rigs in the next season. This is required to increase confidence in the geological model. Drill planning was aided by the reinterpretation of historic project data with original mapping to create a viable and scientifically based new exploration model for the property. This model identifies new targets that are to a degree conceptual in nature. The Caspiche property is considered of significant merit and warrants continued exploration work.

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22.0	DATE AND SIGNATURE PAGE

22.1	CERTIFICATES OF THE AUTHORS

22.1.1	Jason Beckton

Jason Beckton

Contract Geologist

168 Musavale Road, Cooroy, Queensland, AUSTRALIA

Telephone:     +617 3303 0653

Email:     jason@cycal.com.au

CERTIFICATE of AUTHOR

I, Jason Beckton, B.Sc.Hons. M. - Econ. Geol., MAIG, do hereby certify that:

a.	I was formerly Exploration Manager – Chile of:

Exeter Resource Corporation,

Suite 1260, 999 West Hastings Street,

Vancouver, V6C 2W2 CANADA

b.

This Certificate applies to the technical report titled  Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile, prepared for Exeter Resource Corporation dated 24 December 2007 (the “Technical Report”) relating to the Caspiche Gold-Copper Project property.

c.

I graduated with a Bachelor of Science degree in Geology from Melbourne University in 1992. I am a Qualified Geologist as recognized by the Australian Institute of Geologists, and a member of the Society of Economic Geologists (2004). I have worked as a geologist for a total of 15 years since my graduation from university. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

d.	I managed field exploration at the Caspiche Project from September 2006 to August 2007.

e.	I am responsible for reviewing information and data contained within the Technical Report.

f.	I am not independent of the issuer as I was a full time employee of Exeter, and was offered incentive share options in the company.

g.	I have not had prior involvement with the property that is the subject of the Technical Report.

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CASPICHE PROJECT – Technical Report

h.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

i.

As of the date of this Certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 8th Day of January, 2008.

/s/ Jason Beckton__________________

Jason Beckton, B.Sc.Hons.-Geol., MEconGeol, MAIG

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CASPICHE PROJECT – Technical Report

22.1.2	Jerry Perkins

Simon Richard Jeremy (Jerry) Perkins

Exeter Resource Corporation

Suite 701, 121 Walker Street, North Sydney, NSW 2060, AUSTRALIA

Telephone     +61299544699

Fax     +61299381020

Email     jerry@exeterresource.com

CERTIFICATE OF AUTHOR

I, Jerry Perkins, B.Sc. Hons Chem. Eng., C.P., FAusIMM, do hereby certify that:

a.	I am Vice President – Development & Operations of:
Exeter Resource Corporation,
With offices at:
Martín Zapata 445,
Ciudad (5500), Mendoza,
REPUBLICA ARGENTINA
and:
Suite 1260, 999 West Hastings Street,
Vancouver, V6C 2W2 CANADA

b.

This Certificate applies to the technical report titled Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile, prepared for Exeter Resource Corporation dated 24 December 2007 (the “Technical Report”) relating to the Caspiche Gold-Copper Project property.

c.

I graduated with a Bachelor of Science (Honours) in Chemical Engineering from the University of Manchester Institute of Science and Technology (UMIST) in1968. I am a Fellow of the Australasian Institute of Mining and Metallurgy. I have worked as a metallurgist for a total of 39 years since my graduation from university. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

d.

I have provided technical advice, conducted an on-site review and carried out field inspections at laboratories of samples from the Caspiche Project since March 2007 to the present. I have also planned and supervised a preliminary metallurgical test program for the project, selected the laboratory to conduct the tests and reviewed the results.

e.	I am responsible for section 16 of the technical report.

f.	I am not independent of the issuer as I am a full time employee of Exeter, and have been offered incentive share options in the Company.

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CASPICHE PROJECT – Technical Report

g.	I have not had prior involvement with the property that is the subject of the Technical Report.

h.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

i.

As of the date of this Certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 8th Day of January, 2008.

/s / Simon Richard Jeremy Perkins__________________

Simon Richard Jeremy Perkins – BSc Hons. (Chem Eng.), CP, FAusIMM,

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CASPICHE PROJECT – Technical Report

23.0     CONSENT OF QUALIFIED PERSONS

23.1.1	Jason Beckton

Jason Beckton

Contract Geologist

168 Musavale Road, Cooroy, Queensland, AUSTRALIA

Telephone:     +617 3303 0653

Email:     jason@cycal.com.au

CONSENT of AUTHOR

TO:   The securities regulatory authorities of each of the provinces and territories of Canada

I, Jason Beckton, B.Sc.Hons.-Geology, MAIG, do hereby consent to the filing of the written disclosure of the technical report titled Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile, prepared for Exeter Resource Corporation dated 24 December 2007 (the “Technical Report”) and any extracts from or a summary of the Technical Report by Exeter Resource Corporation, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

Dated this 8th Day of January, 2008.

/s/ Jason Beckton__________________

Jason Beckton, B.Sc.Hons.-Geol., MAIG

EXETER RESOURCE CORPORATION	DECEMBER 2007	59

CASPICHE PROJECT – Technical Report

23.1.2	Jerry Perkins

Simon Richard Jeremy (Jerry) Perkins

Exeter Resource Corporation

Suite 701, 121 Walker Street, North Sydney, NSW 2060, AUSTRALIA

Telephone     +61299544699

Fax     +61299381020

Email     jerry@exeterresource.com

CONSENT of AUTHOR

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Simon Richard Jeremy Perkins, B.Sc.Hons.(Chem Eng,), CP, FAusIMM, do hereby consent to the filing of the written disclosure of the technical report titled Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile, prepared for Exeter Resource Corporation dated 24 December 2007 (the “Technical Report”) and any extracts from or a summary of the Technical Report by Exeter Resource Corporation, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

Dated this 8th Day of January, 2008.

/s /Simon Richard Jeremy Perkins__________________

Simon Richard Jeremy Perkins, B.Sc.Hons (Chem Eng)., CP, F AusIMM

EXETER RESOURCE CORPORATION	DECEMBER 2007	60